

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

November 18, 2009

Via International Mail

Zishen Wu
Chairman, President and Chief Executive Officer
Yongye Biotechnology International, Inc.
6th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC

>   **Re: Yongye Biotechnology International, Inc.**
>   **Amendment No. 3 to Registration Statement**
>   **on Form S-3**
>   **Filed November 9, 2009**
>   **File No. 333-159892**
>
>   **Form 10-K/A for the Year Ended December 31, 2008**
>   **Filed November 9, 2009**
>   **File No 001-34444**
>
>   **Form 10-Q for the Quarter Ended September 30, 2009**
>   **Filed November 16, 2009**
>   **File No 001-34444**

Dear Mr. Wu:

    We have reviewed your responses to the comments in our letter dated November 5, 2009 and have the following additional comments.

Registration Statement

Registration Statement Cover Page

1. Please revise the note after the fee table to disclose the number of shares for which this registration statement serves as a post effective amendment pursuant to Rule 426 of the Securities Act of 1933.

Selling Stockholders, page 45

2. We note that the number of shares to be sold by several of the selling shareholders exceeds the total number of shares held by them as shown in the first column. Please revise to include all shares beneficially owned by each selling shareholder, including all shares that the selling shareholder has the right to acquire within 60 days, regardless on contractual limitations related to a person's ownership.

Exhibit 5.1

3. We note your response to our prior comment number 8; however, we continue to believe that counsel should not assume a legal conclusion that forms the basis of counsel's opinion. Please revise to remove assumption (f) as it relates to the company.

Form 10-Q for the quarterly period ended September 30, 2009

Liquidity and Capital Resources, page 32

4. Refer to prior comment 6. We note your response to our comment that you will address material changes in the underlying drivers of variances in operating cash flow items in terms of cash. However, your disclosure in Form 10-Q for the quarterly period ended September 30, 2009, filed on November 16, 2009, merely recites changes in line items reported in the statement of cash flows. In future filings please address material changes in the underlying drivers in terms of cash, similar to your discussion in Amendment #1 to Form 10-K for the fiscal year ended December 31, 2008. Please provide us with a copy of your intended revised disclosure.

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2008

Accounts receivable and Bad Debt Reserve, page F-12

5. Refer to prior comment 12. As previously requested, please tell us in greater detail why you believe the allowance percentages and corresponding periods outstanding are appropriate. For example, why does a receivable becoming outstanding for two years trigger an increase in the related allowance and why is fifty percent an appropriate percentage in that circumstance. Please be detailed in your response.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz,
Branch Chief - Legal

cc: Mitchell S. Nussbaum, Esq.
 (*via facsimile*) *(212) 504-3013*